UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

CONTENTS

Reverse Share Split

On December 12, 2023, Hub Cyber Security Ltd. (the “Company”) issued a press release titled “HUB Announces Reverse Share Split” announcing a 1-for-10 reverse share split of its ordinary shares, no par value per share (the “Ordinary Shares”), such that every ten (10) issued and outstanding Ordinary Shares will be converted into one (1) Ordinary Share, with fractional shares being rounded down to the nearest whole share. The reverse share split and corresponding share capital adjustment will become effective at 11:59 p.m. Eastern Time on December 14, 2023. The Ordinary Shares will begin trading on a split-adjusted basis on The Nasdaq Stock Market LLC at the open of business on Friday, December 15, 2023, under the existing trading symbol “HUBC,” but the Ordinary Shares will trade under a new CUSIP number, M6000J135. A copy of this press release is attached to this Report on Form 6-K as Exhibit 99.1. A copy of the Company’s Amended and Restated Articles of Association following the implementation of the reverse share split is attached to this Report on Form 6-K as Exhibit 99.2.

Receipt of Nasdaq Notice of Non-compliance regarding Minimum Bid Price Requirement

The aforementioned press release also reports that the reverse share split is intended to increase the per share trading price of the Ordinary Shares to enable the Company to regain compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1). As previously disclosed, on June 9, 2023, Nasdaq notified the Company that it no longer complies with Nasdaq Listing Rule 5450(a)(1) because for the 30 consecutive business days preceding the date of the notice, the bid price per share of the Ordinary Shares had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a 180-calendar day compliance period, ending on December 6, 2023, to regain compliance with the Minimum Bid Requirement. The Company did not do so within the time provided and, on December 7, 2023, was notified that the Company’s securities were subject to delisting unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company filed a request for a hearing before the Panel, which stays any further action by Nasdaq at least until the conclusion of the hearing process. In any event, should the Company evidence compliance with Minimum Bid Requirement for the requisite minimum ten-consecutive business day period prior to or following the hearing, the Company will request that Nasdaq issue a compliance determination, in which case the listing matter will be closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: December 13, 2023	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated December 12, 2023.
99.2	Amended and Restated Articles of Association of HUB Cyber Security Ltd.

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